UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 13, 2013

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒         Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐         No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐         No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐         No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PROTOCOL AND JUSTIFICATION OF THE MERGER OF NORMUS PARTICIPAÇÕES E EMPREENDIMENTOS LTDA. INTO FIBRIA CELULOSE S.A.

By this private instrument and as permitted by law,

ON ONE SIDE:

1.                  FIBRIA CELULOSE S.A., a publicly held company, with headquarters in the City and State of São Paulo at Alameda Santos, no. 1.357, 6th floor, Zip Code 01419-908, inscribed with the Registry of Commerce (Registro de Empresas) under NIRE 35.300.022.807 and with the CNPJ/MF under no. 60.643.228/0001-21 (hereinafter referred to as FIBRIA or the MERGING COMPANY), herein represented by its Officers Marcelo Strufaldi Castelli, Brazilian Citizen, married, mechanical engineer, bearer of ID card RG no. 11.778.104-6, issued by SSP/SP, enrolled with the CPF/MF under no. 057.846.538-81 and Guilherme Perboyre Cavalcanti, Brazilian Citizen, married, economist, bearer of ID card RG no. 04834163-0, of IFP/RJ, enrolled with the CPF/MF under no. 010.981.437-10, both resident and domiciled in the City and State of São Paulo, with business address at Alameda Santos, n.º 1357, 6th floor, CEP 01419-908.

AND, ON THE OTHER SIDE:

2.                  NORMUS EMPREENDIMENTOS E PARTICIPAÇÕES LTDA., a limited liability company, headquartered in the City and State of São Paulo at Alameda Santos, no. 1.357, 8th floor, Zip Code 01419-908, inscribed with the Registry of Commerce (Registro de Empresas) under NIRE 35.217.309.380 and with the CNPJ/MF under no. 04.872.122/0001-29 (hereinafter referred to as NORMUS or MERGED COMPANY), herein represented by its Officers Marcelo Strufaldi Castelli, Brazilian Citizen, married, mechanical engineer, bearer of ID card RG no. 11.778.104-6, issued by SSP/SP, enrolled with the CPF/MF under no. 057.846.538-81 and Guilherme Perboyre Cavalcanti, Brazilian Citizen, married, economist, bearer of ID card RG no. 04834163-0, of IFP/RJ, enrolled with the CPF/MF under no. 010.981.437-10, both resident and domiciled in the City and State of São Paulo, with business address at Alameda Santos, n.º 1357, 8th floor, CEP 01419-908.

WHEREAS:

(i)                the Company holds directly all of the quotas issued by NORMUS; and

(ii)            the merger of NORMUS into FIBRIA shall result in the simplification of the corporate structure and corresponding financial and operational costs reduction, bringing considerable benefits to the Company’s shareholders;

• the parties decide to execute this PROTOCOL AND JUSTIFICATION OF THE MERGER OF NORMUS EMPREENDIMENTOS E PARTICIPAÇÕES LTDA. INTO FIBRIA CELULOSE S.A. (the “Protocol and Justification”), under the terms of Law no. 6.404 of December 15, 1976 (the “Brazilian Corporations Law”) and Law no. 10.406 of January 10, 2002, as well as CVM Instruction 319/99 (“ICVM 319”), to consubstantiate the terms and conditions of the intended merger, as follows:

Objectives and Benefits of the Merger

1.          FIBRIA’s Board of Officers, after detailed joint studies with NORMUS’ management, in seeking to simplify the corporate structure and reduce financial and operational costs, resolved to prepare, for the purpose of submitting for the consideration of the Shareholders’ General Meeting, this Protocol and Justification.

2.          The Board of Officers deems it convenient, for administrative and economic reasons, the merger of NORMUS into FIBRIA.  The proposed merger would extinguish NORMUS, and FIBRIA would succeed it for all purposes under the law.

3.          The proposed merger will propitiate the financial and operational costs reductions.

Reasons and purpose of the Merger

4.          Considering that FIBRIA owns the totality of NORMUS’ corporate capital, the merger will be effected without any capital increase on FIBRIA, and the Company will not present the evaluations’ provided under the terms of article 264 of Law no. 6.404/76, due to the inexistence of minority shareholders, and therefore there will be no share-exchange ratio.

5.          The MERGING COMPANY’s Board of Officers decided to propose the merger of NORMUS and hired, ad referendum the Shareholders’ Meeting, the specialized company responsible for the appraisal of the net worth of MERGED COMPANY, based on its book value, and preparation the respective appraisal report, as provided for in item 11, below.

6.          NORMUS will be merged into FIBRIA and will be succeeded by FIBRIA in all its rights and obligations under the law. The balances of the credit and debit accounts that constitute the assets and liabilities of the MERGED COMPANY, as provided for Exhibit I will pass to the corresponding accounts on the books of the

MERGING COMPANY, subject to any necessary adjustments. Thus, the net worth of the MERGED COMPANY will be directly integrated in the MERGING COMPANY’s net worth.

7.          All the quotas representing NORMUS’ corporate capital will be extinguished, as per article 226, §1st, of the Brazilian Corporate Law, and the MERGED COMPANY shall be extinguishing under the law.

8.          Considering that the MERGED COMPANY is a wholly owned subsidiary of the MERGING COMPANY, there are no withdrawal rights to be observed.

9.                   The terms and conditions to the merger of NORMUS into FIBRIA shall be object of opinion of the FIBRIA’s Fiscal Council, with regards to the provisions set forth in the article 163, item III of the Brazilian Corporate Law.

The valuation of NORMUS’ net worth

10.                                   The appraisal of NORMUS’ net worth was carried out, pursuant to the law, by the specialized company PricewaterhouseCoopers Auditores Independentes (“PwC”), established in the City of São Paulo, State of São Paulo, at Avenida Francisco Matarazzo, no. 1.400, Torre Torino, Água Branca, enrolled with the CNPJ/MF under the no 61.562.112/0001-20, and registered at the Regional Accounting Council of São Paulo under the no. 2SP000160/O-5, duly represented by the partner Carlos Eduardo Guaraná Mendonça, Brazilian Citizen, married, accountant, bearer of ID card RG no. 06.752.188-0, enrolled with the CPF/MF under the no. 401.371.636-49 and registered at the Regional Accounting Council of São Paulo under the no. 1SP196994/O-2, resident and domiciled in the City of São Paulo, State of São Paulo with business address at Avenida Francisco Matarazzo, no 1.400, Torre Torino, Água Branca, which was previously hired by FIBRIA’s management, ad referendum of the Shareholders’ General Meeting, and which attributed to NORMUS’ net worth the book value of R$ 1.349.762.114,82 (one billion, three hundred and forty-nine million, seven hundred and sixty-two thousand, one hundred and fourteen reais and eighty-two cents), according to the Appraisal Report attached hereto in the form of Exhibit I.

11.                                                  The merger will be processed at the value of the MERGED COMPANY’s net worth, based on the Balance Sheet of August 31, 2013, in accordance with the book values in the records of the MERGED COMPANY, on that same date.

The MERGING COMPANY’s increase capital’s non-occurrence

12.                                   Considering that the MERGING COMPANY holds totality of the MERGED COMPANY’s corporate capital, the net worth of the MERGED COMPANY shall correspond to the investment kept by the MERGING

COMPANY. Thus, the merger will be effected without any capital increase at the MERGING COMPANY, remaining unchanged the caput of article 5 of FIBRIA’s By-laws.

13.            As a consequence of the merger, the portion of FIBRIA’s equity account corresponding to its participation in the MERGED COMPANY will be replaced by MERGED COMPANY’s net worth as transferred in the transaction.

Assets’ variation

14.            Any changes in assets verified after the closing of the Balance Sheet prepared on August 31, 2013 will not be computed in the appraisal and the parties agree that such changes will be deemed to be results of the MERGING COMPANY.

General provisions

15.            The merger proposed in this Protocol and Justification shall be submitted to FIBRIA’s Shareholders’ General Meeting and NORMUS’ Quotaholder Deliberation.

16.            The MERGING COMPANY’s management will disclose NORMUS’ Appraisal Report, at book value, in the address mentioned on item 23 below.

17.            The specialized company already stated that: (i) it has  no direct or indirect interest in any Parties or in this merger; (ii) there are no current or potential situations that could be interpreted as conflict of interests between the Parties and its controlling shareholders; and (iii) FIBRIA’s controlling shareholders’ and the Parties’ managements did not orient; limit or hider or performed any actions that could have compromised the access, use or acknowledge of information, as well as documents necessary to the specialized company to prepare the referred report.

18.            The MERGING COMPANY’s management shall take all the necessary acts to execute this merger and will pay for all costs related to this mergers’ execution.

19.            In accordance with the law, the MERGING COMPANY’s management is liable for filing the MERGED COMPANY’s fiscal books and documents after the merger.

20.            The costs related to this merger is estimated in the amount of R$ 94.000,00 (ninety-four thousand reais), including consultant and legal fees, operating infrastructure, communications, publications and any other technical professional hired to advise this transaction.

21.            The current headquarters of NORMUS, located in the City of São Paulo, State of São Paulo, at Alameda Santos, no. 1.357, 8th floor, Zip Code 01419-908, enrolled with the CNPJ/MF under no. 04.872.122/0001-29, will be extinguished.

22.            The present instrument is firm and irreversible.

23.            Copies of the documents mentioned on this Protocol and Justification are available at FIBRIA’s headquaters, in the City and State of São Paulo at Alameda Santos, no. 1.357, 6th floor, Zip Code 01419-908, and at the Company’s website (www.fibria.com.br); the Brazilian Exchange and Security Commissions’ website (www.cvm.gov.br) and on the São Paulo Stock Exchange BM&FBovespa — Bolsa de Mercadorias e Futuros S.A. (www.bovespa.com.br).

AND, IT BEING SO AGREED AND CONTRACTED, the parties sign 6 (six) copies of this instrument, each of equal form and substance, in the presence of two witnesses.

São Paulo, September 12, 2013.

FIBRIA CELULOSE S.A.

Marcelo Strufaldi Castelli	Guilherme Perboyre Cavalcanti

NORMUS EMPREENDIMENTOS E PARTICIPAÇÕES LTDA.

Marcelo Strufaldi Castelli	Guilherme Perboyre Cavalcanti

Witinesses

1.	2.
Name:	Name:
RG.:	RG.:
CPF/MF:	CPF/MF:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 13, 2013

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO